SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

                                  FORM 12b-25

                         Commission File Number 1-6018

                          NOTIFICATION OF LATE FILING

(Check One):  (X) Form 10-K

         For Period Ended: November 30, 2002

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.


                                    PART I
                            REGISTRANT INFORMATION

Full name of registrant  TOKHEIM CORPORATION

Address of principal executive office (Street and number)   1600 Wabash Avenue

City, State and Zip Code   Fort Wayne, IN  46803


                                    PART II
                            RULE 12b-25 (b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

        {  (a)    The reasons described in reasonable detail in Part III of
        {         this form could not be eliminated without unreasonable
        {         effort or expense;
        {  (b)    The subject annual report, semi-annual report, transition
        {         report on Form 10-K, 20-F, 11-K, or Form N-SAR, or portion
(   )   {         thereof will be filed on or before the 15th calendar day
        {         following the prescribed due date; or the subject quarterly
        {         report or transition report on Form 10-Q, or portion thereof
        {         will be filed on or before the fifth calendar day following
        {         the prescribed due date; and
        {  (c)    The accountant's statement or other exhibit required by
        {         Rule 12b-25(c) has been attached if applicable.


                                   PART III
                                   NARRATIVE

         State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed)

         On November 21, 2002, Tokheim Corporation (the "Company") and five of its domestic U.S. subsidiaries (collectively, the "Debtors") filed voluntary petitions for relief (the "Cases") under Chapter 11 of the United States Bankruptcy Code (the "Bankruptcy Code"), in the United States Bankruptcy Court for the District of Delaware (the "Bankruptcy Court") (Case No. 02-13437
(RJN)).

         On February 8, 2003, the Company completed the auction of its North American assets--including the Tokheim North America, MSI and Gasboy operating segments-- in accordance with the procedures required by the United States Bankruptcy Code.

         The Company did not receive any additional qualified bids for its Tokheim International operating segment in accordance with the procedures required by the Bankruptcy Code. Therefore, the auction scheduled for February 27, 2003, was cancelled and the Company intends to submit the bid of AXA Private Equity for approval by the Bankruptcy Court.

         Tokheim does not believe its shareholders will receive any distribution upon confirmation of a plan of reorganization.

         As a result of the foregoing factors, the Company has not yet completed gathering, analyzing and performing the required controls and procedures on the financial data, and has not had adequate time to fully assess the appropriate disclosures relating to the disposition of the Company's assets that would be necessary to complete its annual report on Form 10-K for the fiscal year ended November 30, 2002. Accordingly, the Company believes that under its current circumstances it will not be able to file its annual report on Form 10-K without unreasonable effort and expense.


                                    PART IV
                               OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification

             John S. Hamilton         (260)               470-4600
             (Name)                   (Area Code)         (Telephone Number)

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                   (   ) Yes   (X ) No

         The Company has not filed its annual report on Form 11-K for the period ended November 30, 2001 nor its annual report on Form 11-K for the period ended November 30, 2002.

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                     ( X ) Yes   ( ) No

         The events which precipitated the filing of the Cases by the Debtors, together with the impact of such bankruptcy filing on the Debtors and the ongoing orderly disposition of the Debtors' assets, as previously disclosed in the Registrant's filings with the Commission on Form 8-K since the commencement of the Cases, have resulted in significant changes in the results of operations of the Company from the fiscal year ended November 30, 2001. Due to the significance of these changes and the reductions in the Company's accounting and financial staff, the Company is unable to make a reasonable estimate of such results.



                              TOKHEIM CORPORATION
                 (Name of Registrant as Specified in Charter)

         Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date: March 3, 2003                     By: /s/ James B. Boles
                                            ---------------------------
                                        Name:  James B. Boles
                                        Title: Chief Restructuring Officer